UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

AXONICS MODULATION TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

05465P101
(CUSIP Number)

Raphaël Wisniewski BioDiscovery 4 FCPR 374 Rue Saint-Honore Paris 75001 949-396-6322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465P101	SCHEDULE 13D	Page 1 of 5

1	NAMES OF REPORTING PERSON: Andera Partners I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,557,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,557,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,557,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
2,824,128 shares are held of record by FCPR (as defined in Item 2(a) below) and 733,333 shares are held of record by BioDiscovery 5 (as defined in Item 2(a) below). Andera (as defined in Item 2(a) below) is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski (as defined in Item 2(a) below) is a director of the Issuer (as defined in Item 1 below) and is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5.

(2)
Based on 26,638,600 shares of Common Stock (as defined in Item 1 below) outstanding as of October 30, 2018, as reported by the Issuer in its final prospectus dated October 30, 2018 and filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2018 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 05465P101	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSON: BioDiscovery 4 FCPR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,824,128(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,824,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,824,128(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
Andera is the manager of FCPR and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a director of the Issuer and is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR.

(2)
Based on 26,638,600 shares of Common Stock outstanding as of October 30, 2018, as reported by the Issuer in its final prospectus dated October 30, 2018 and filed with the Commission on November 1, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

1	NAMES OF REPORTING PERSON: BioDiscovery 5 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 733,333(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 733,333(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 733,333(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Andera is the manager of BioDiscovery 5 and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)
Based on 26,638,600 shares of Common Stock outstanding as of October 30, 2018, as reported by the Issuer in its final prospectus dated October 30, 2018 and filed with the Commission on November 1, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 05465P101		SCHEDULE 13D	Page 3 of 5

1	NAMES OF REPORTING PERSON: Raphaël Wisniewski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,557,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,557,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,557,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)
2,824,128 shares are held of record by FCPR and 733,333 shares are held of record by BioDiscovery 5. Andera is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a director of the Issuer and is a partner of

Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5.
(2)
Based on 26,638,600 shares of Common Stock outstanding as of October 30, 2018, as reported by the Issuer in its final prospectus dated October 30, 2018 and filed with the Commission on November 1, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D	Page 4 of 5

Item 1. Security and Issuer.
This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 26 Technology Drive, Irvine, California 92618.
Item 2. Identity and Background.
(a) This Statement is being filed by Andera Partners (“Andera”), BioDiscovery 4 FCPR (“FCPR”), BioDiscovery 5 (“BioDiscovery 5”, and together with Andera and FCPR, the “Reporting Entities”) and Raphaël Wisniewski (“Wisniewski”). The Reporting Entities and Wisniewski are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
(b) The address of the principal offices of each Reporting Entity is 374 Rue Saint-Honore, Paris 75001, and the business address of Wisniewski is 26 Technology Drive, Irvine, California 92618.
(c) Andera manages and advises private equity funds and both FCPR and BioDiscovery 5 make venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. Wisniewski is a partner of Andera, the manager of FCPR and BioDiscovery 5. In addition, Wisniewski is a member of the Issuer’s board of directors (the “Board”).
(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Andera is a partnership limited by shares (société en commandite par actions) organized under French law and each of FCPR and BioDiscovery 5 is a professional private equity investment fund (fonds professionnel de capital investissement) organized under French law. Wisniewski is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration.
In March 2014, FCPR purchased 345,000 shares of the Issuer’s Series A preferred stock at a purchase price of $20.00 per share and an aggregate purchase price of $6,900,000.00.  In December 2015, FCPR purchased 671,733 shares of the Issuer’s Series B-1 preferred stock at a purchase price of $7.20 per share and 359,375 shares of the Issuer’s Series B-2 preferred stock at a purchase price of $8.00 per share, and an aggregate purchase price of $7,711,477.60.  In June 2017, FCPR purchased 545,197 shares of the Issuer’s Series C preferred stock at a purchase price of $9.00 per share and an aggregate purchase price of $4,906,773.00.
The Issuer, FCPR, and another stockholder of the Issuer were party to a Fourth Amended and Restated Share Exchange Agreement, dated June 30, 2017 (the “Share Exchange Agreement”). The Issuer and FCPR established a French corporation, Axonics Europe, S.A.S. (“Axonics Europe”), to facilitate FCPR’s investment in the Issuer. Accordingly, the previously described investment by FCPR in the Issuer was divided with ten percent being allocated to the acquisition of stock in the Issuer and ninety percent being allocated to stock in Axonics Europe, which was exchangeable for shares of preferred stock of the Issuer. On November 2, 2018, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), all shares in Axonics Europe were automatically exchanged at the applicable exchange rate into shares of Common Stock of the Issuer.
In connection with the closing of the Offering, the Issuer effected a 1.2-for-1 forward stock split of its Common Stock (the “Split”) and all shares of the Issuer’s preferred stock converted into shares of the Issuer’s Common Stock at the applicable conversion rate (the “Conversion”). As a result of the foregoing, FCPR held 2,690,795 shares of Common Stock upon the closing of the Offering.
In addition, on November 2, 2018, in connection with the Offering, FCPR purchased an additional 133,333 shares of Common Stock for a purchase price of $15.00 per share and an aggregate purchase price of $1,999,995.00 (the “Purchase”). Following the Split, the Conversion and the Purchase, FCPR directly held an aggregate of 2,824,128 shares of Common Stock. In addition, on November 2, 2018, in connection with the Offering, BioDiscovery 5 purchased 733,333 shares of Common Stock for a purchase price of $15.00 per share and an aggregate purchase price of $10,999,995.00.
All shares of the capital stock of the Issuer purchased by FCPR and BioDiscovery 5 have been purchased using investment funds provided to FCPR and BioDiscovery 5, respectively. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.
Item 4. Purpose of Transaction.
The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.
Wisniewski is a member of the Board. In addition, in his capacity as a director, Wisniewski may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to a plan or policy with regard to compensation of members of its Board.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a) According to the Issuer’s final prospectus dated October 30, 2018 and filed with the Commission on November 1, 2018 pursuant to Rule 424(b)(2) under the Securities Act, there were 26,638,600 outstanding shares of Common Stock.
FCPR is the record holder of an aggregate of 2,824,128 shares of Common Stock, which represents beneficial ownership of approximately 10.6% of the outstanding shares of Common Stock on October 30, 2018.
BioDiscovery 5 is the record holder of an aggregate of 733,333 shares of Common Stock, which represents beneficial ownership of approximately 2.7% of the outstanding shares of Common Stock on October 30, 2018.
Andera, as the manager of FCPR and BioDiscovery 5, has the power to vote and dispose of securities held by FCPR and BioDiscovery 5 and may be deemed to beneficially own the securities held of record by FCPR and BioDiscovery 5.
Wisniewski is a partner of Andera. Wisniewski shares the decision-making power of Andera with respect to the voting and disposition of the securities of the Issuer beneficially owned by FCPR. As a result, Wisniewski may be deemed to beneficially own the securities of the Issuer held of record by FCPR and BioDiscovery 5. As a result, Wisniewski may beneficially own an aggregate of 3,557,461 shares of Common Stock, or approximately 13.3% of the outstanding Common Stock.
(b) Andera and Wisniewski have shared power to vote and dispose of 3,557,461 shares of Common Stock. FCPR has shared power to vote and dispose of 2,824,128 shares of Common Stock. BioDiscovery 5 has shared power to vote and dispose of 733,333 shares of Common Stock.
(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.
(d) Only FCPR has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by FCPR. Similarly, only BioDiscovery 5 has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BioDiscovery 5.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference. In connection with its purchase of shares of the Issuer’s preferred stock, FCPR and certain of the Issuer’s other investors are party to a Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-227732) declared effective by the Commission on October 30, 2018 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 and Exhibit 3 to this Statement and is incorporated herein by reference.
In connection with the Offering, each of FCPR and Wisniewski has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Wisniewski. The indemnification agreement requires the Issuer, among other things, to indemnify Wisniewski for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Wisniewski in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.
Wisniewski, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated December 21, 2018, by and among the Reporting Persons (filed herewith).
Exhibit 2
Fourth Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 5, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 3	Amendment to Fourth Amended and Restated Investors' Rights Agreement, dated October 17, 2018, by and among the Issuer and the Investors party thereto (filed as Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).
Exhibit 4
Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

Exhibit 5
Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

CUSIP No. 05465P101	SCHEDULE 13D	Page 5 of 5

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 21, 2018	By:	ANDERA PARTNERS /s/ Raphaël Wisniewski
		Name:	Raphaël Wisniewski
		Title:	Partner

By:	BIODISCOVERY 4 FCPR By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	BIODISCOVERY 5 By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	/s/ Raphaël Wisniewski
Raphaël Wisniewski